UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-14787

Delphi Personal Savings Plan For Hourly-Rate Employees
In The United States

(Full title of the plan)

DELPHI CORPORATION
5725 Delphi Drive, Troy, Michigan 48098

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers)

INDEPENDENT AUDITORS’ REPORT
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
NOTES TO THE FINANCIAL STATEMENTS
SIGNATURE
EXHIBIT INDEX
Independent Auditors Consent
906 Certification of Chief Executive Officer
906 Certification of Chief Financial Officer

Page
INDEPENDENT AUDITORS’ REPORT	3
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:
Statements of Assets Available for Benefits	4
Statements of Changes in Assets Available for Benefits	5
Notes to Financial Statements	6-10
SIGNATURE	11
EXHIBIT INDEX
Independent Auditors’ Consent	13
Certifications	14-15

INDEPENDENT AUDITORS’ REPORT

Delphi Personal Savings Plan for Hourly-Rate
Employees in the United States

We have audited the accompanying statements of assets available for benefits of Delphi Personal Savings Plan for Hourly-Rate Employees in the United States (the “Plan”) as of December 31, 2002 and 2001 and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Detroit, Michigan
June 16, 2003

DELPHI PERSONAL SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
(Dollars in Thousands)

	2002	2001

ASSETS — Investment in Master Trust	$961,641	$961,573

ASSETS AVAILABLE FOR BENEFITS	$961,641	$961,573

See notes to financial statements.

DELPHI PERSONAL SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(Dollars in Thousands)

	2002	2001
ADDITIONS TO ASSETS ATTRIBUTED TO:
Contributions:
Participant	$147,369	$156,567
Employer	6,079	6,594
Rollover	1,612	1,593
Net transfers from participating plans	10,247	32,315

Total additions	165,307	197,069

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
Net investment loss from the Master Trust and interest on participant loans	108,019	25,108
Benefits paid to participants or beneficiaries	56,960	45,579
Administrative expenses	260	791

Total deductions	165,239	71,478

NET INCREASE	68	125,591

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	961,573	835,982

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$961,641	$961,573

See notes to financial statements.

DELPHI PERSONAL SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

NOTES TO THE FINANCIAL STATEMENTS

1.	THE PLAN

General — Delphi Corporation (“Delphi”) established the Delphi Personal Savings Plan for Hourly-Rate Employees in the United States (the “Plan”), a defined contribution plan, in connection with the spin-off of Delphi from General Motors Corporation (“GM”), which was effective on May 28, 1999.

The Executive Committee of Delphi’s Board of Directors acts as the Plan fiduciary and, along with various officers, employees and committees, with authority delegated from the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. This Committee designated General Motors Investment Management Corporation (“GMiMCo”) as a named fiduciary and investment advisor to the Plan. State Street Bank and Trust Company acts as the Plan’s trustee and Fidelity Investment Institutional Operations Company, Inc. (“Fidelity”) acts as the Plan’s recordkeeper.

The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the plan document and prospectus for a complete description of the Plan’s provisions.

Eligibility — Generally, eligible hourly-rate full-time and part-time employees may participant and accumulate savings under the Plan on the first day of the first pay period following the attainment of seniority, as defined in the Plan.

Participant Contributions — An eligible participant employed by Delphi (an “Eligible Employee”) may elect to make pre-tax or after-tax contributions, in 1% increments, up to 40% (25% in 2001) of eligible weekly earnings as defined in the Plan and catch-up contributions up to the maximum Internal Revenue Service (“IRS”) limits. In addition, an Eligible Employee may elect to contribute, in 1% increments, up to 100% of his or her profit sharing payment from the Delphi Profit Sharing Plan for Hourly-Rate Employees to his or her account in the Plan. Profit sharing amounts contributed to the Plan on behalf of an Eligible Employee are invested in the same investment option(s) as selected by the participant for weekly contributions to the Plan. Employee contributions vest immediately.

Employer Contributions — For certain employees hired on or after January 1, 1994, Delphi contributes an amount equal to a certain percentage (based on local units’ competitive hire agreements) of eligible weekly earnings to such participants’ accounts in the form of Delphi common stock. Such participants must be in the Plan for at least three years to be vested in employer contributions, at which time such contributions may be transferred by the participant to other available investment options. Forfeitures are used to offset future employer contributions.

Fund Exchanges — Generally, each participant is entitled on any business day to exchange a specified portion of all of his or her interest in any of the investment options to other options offered under the Plan, subject to the provisions indicated above.

Participant Withdrawals — A participant may withdraw funds from his or her account at any time after attaining age 59-1/2 without penalty. Prior to age 59-1/2, employee after-tax savings may be withdrawn at any time without penalty. However, prior to age 59-1/2, pre-tax savings may only be withdrawn upon termination of employment, retirement, death, total and permanent disability, or financial hardship and a 10% additional tax may apply. Withdrawals due to financial hardship are available. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals and loans under all applicable plans maintained by Delphi. The amount that may be withdrawn for a financial hardship is limited as defined in the Plan. The funds that represent a financial hardship withdrawal must conform to conditions required by the IRS. A participant who receives a hardship distribution shall have his or her contributions to the Plan suspended for 12 months following the distribution as required by law.

Net Transfers from Participating Plans — Due to changes in the participants’ employment status, the assets of participants previously enrolled in the General Motors Personal Savings Plan and other Delphi plans were transferred into the Plan while certain participants transferred their assets to other Delphi plans.

Investment Options — Participants must direct, in 1% increments, how their contributions are to be invested. A description of each investment option offered under the Plan follows:

•	Delphi Common Stock Fund — Contributions are invested in Delphi common stock.

•	Promark Funds — These investment options include many investment funds managed by General Motors Trust Company (“GMTC”), a New Hampshire State Charter Trust Company. Each of the funds has a unique objective and investment strategy. To pursue their objectives, GMTC fund managers invest in a wide variety of investments. Complete information about each Promark Fund’s objectives is described in the Plan’s prospectus.

•	Fidelity Mutual Funds — These investment options include many different mutual funds managed by Fidelity Investments. Each mutual fund has a unique objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

Other Investments — Certain assets of former investment options are treated as follows:

•	Electronic Data Systems Corporation (“EDS”) Common Stock Fund — No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	Raytheon Class A Common Stock Fund — No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	GM Common Stock Funds — No contributions or exchanges to the GM $1-2/3 Par Value Common Stock and GM Class H Common Stock Funds are permitted. Participants may only transfer out, borrow or withdraw assets from these funds.

Other Investment Information — Dividends and other earnings attributable to the Delphi Common Stock Fund, the Promark Funds and the Fidelity Mutual Funds are invested in the respective funds. Dividends attributable to the GM Common Stock Funds, EDS Common Stock Fund and the Raytheon Class A Common Stock Fund are invested in the Promark Income Fund.

Participant Loans — Once each year, participants may borrow from their Plan accounts. The amount and terms of the loans are limited under the Plan. The loan interest rate is established once each quarter at a rate equal to the prevailing prime lending rate as of the previous quarter and applies to all new loans issued. Repayment of loans is generally made through after-tax payroll deductions and is invested in the same discretionary investment options that the participant selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee’s account in the Plan.

Administrative Expenses — Administrative expenses consist of a 1% redemption fee on Delphi common stock assets held for less than 30 days. The redemption fee is paid to the fund and helps protect the fund’s performance and shareholders by discouraging frequent trading in response to short-term market fluctuations. Generally, certain costs of Plan administration are paid by Delphi. Effective June 1, 2003, a 1% redemption fee on the Promark International Equity Fund and the Promark Emerging Markets Equity Fund was instituted.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

•	The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

•	Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

•	Security transactions are recorded on the trade date.

•	Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are held by the Plan.

Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

3.	THE MASTER TRUST

The Plan’s investment advisor and named fiduciary, GMiMCo established the Delphi Savings Trust (the “Master Trust”) pursuant to a trust agreement between GMiMCo and State Street Bank and Trust Company, as trustee of the funds, to permit the commingling of assets of several employee benefit plans for investment and administrative purposes. All assets of the ASEC Manufacturing Savings Plan and the Delphi Mechatronics Systems Savings-Stock Purchase Program were transferred to the Master Trust as of January 1, 2001 and June 1, 2001, respectively. Certain Plan investments are managed by Fidelity. Fidelity is the record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment funds in which the Plan’s participants invest. The net investment income or loss of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on the Plan’s interest in each Master Trust investment fund, as compared with the total interest of all the participating plans in each Master Trust investment fund at the beginning of the month.

As of December 31, 2002 and 2001, the Plan had approximately a 31% and 28% interest in the Master Trust, respectively.

The net assets available for benefits of all participating plans in the Master Trust at December 31 is summarized as follows (dollars in thousands):

	2002	2001
ASSETS
Investments, at fair value:
Common and collective trusts	$1,396,408	$1,345,348
Mutual funds	994,999	1,219,498
Commingled common stock funds*	566,783	716,659
U.S. Government securities	—	32,961
Corporate debt instruments	—	8,829
Loans secured by mortgages	—	2,068
Cash	—	389
Loans	143,021	151,640

Net assets available for benefits	$3,101,211	$3,477,392

* Both participant and nonparticipant-directed

Participant directed investments in the Promark Funds are included above in the common and collective trusts. Such investments are commingled with GM employee benefit plan investments in funds administered by GMTC.

The net investment loss of all participating plans in the Master Trust for the years ended December 31 is summarized as follows (dollars in thousands):

	2002	2001

Interest and dividends	$41,329	$51,410

Net (depreciation) appreciation in fair value of investments:
Common and collective trusts	(11,216)	4,464
Mutual funds	(252,675)	(233,985)
Commingled common stock funds	(248,394)	73,570
Other	—	3,548

Total net depreciation in fair value of investments	(512,285)	(152,403)

Total investment loss	$(470,956)	$(100,993)

4.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, Delphi has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect a participant’s interest in assets already in the Plan.

5.	FEDERAL INCOME TAXES

On May 24, 2000, the Plan was determined by the IRS to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code (the “Code”) of 1986, as amended, and the Trust established thereunder was determined to be exempt from United States federal income taxes under Section 501(a) of the Code. The Plan has applied for, but not yet received, an updated determination letter from the IRS related to subsequent amendments to the Plan. The Plan’s fiduciary and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Plan’s financial statements.

******

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Delphi Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Delphi Personal Savings Plan for Hourly-Rate Employees in the United States

(Name of Plan)

Date: June 27, 2003	By:	/s/ Michael S. Fligstein

Michael S. Fligstein Director, Pension and Welfare Benefit Plans

EXHIBIT INDEX

Exhibit No.	Description

23	Independent Auditors’ Consent

99(a)	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99(b)	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002